UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: May 2017

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MOTIF BIO PLC

FORM 6-K

YEAR-END 2016 FINANCIAL RESULTS

On May 1, 2017, Motif Bio plc issued a press release, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K, announcing financial results for the year ended December 31, 2016.

The information contained in Exhibit 99.1 is being furnished to the U.S. Securities and Exchange Commission (the “Commission”) and shall not be deemed incorporated by reference into any of the registrant’s registration statements or other filing with the Commission.

Exhibits

Exhibit 99.1                              Press Release issued by Motif Bio plc, dated May 1, 2017, entitled “Motif Bio Reports Year-End 2016 Financial Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

By:	/s/ Robert Dickey IV
Name: Robert Dickey IV
Title: Chief Financial Officer

Date: May 1, 2017